Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	July 2,		June 26,
	2011		2010
Earnings[1]	$8,470		$7,704

Adjustments:
Add — Fixed charges	121		95
Subtract — Capitalized interest	(83)		(68)

Earnings and fixed charges (net of capitalized interest)	$8,508		$7,731

Fixed charges:
Interest[2]	$6		$—
Capitalized interest	83		68
Estimated interest component of rental expense	32		27

Total	$121		$95

Ratio of earnings before taxes and fixed charges, to fixed charges	70	x	81	x

[1]	After adjustments required by Item 503(d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of income is not included.